SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X 108 (1)

(CUSIP Number)

Huangpu Investment Holding Limited

19F West, No.60 Gloucester Road, Wan Chai, Hong Kong

+852-3198-5678

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A ordinary shares of the Issuer.

13D

1	NAMES OF REPORTING PERSONS

Huangpu Investment Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
61,129,800

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
61,129,800

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,129,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.48% (1) of the total number of issued and outstanding shares and 4.12%(2) of the total voting power

14	TYPE OF REPORTING PERSON
OO

(1)	The percentage of the class of securities is calculated based on the total number of 1,114,791,016 of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of May 17, 2021.

(2)	The percentage of the total voting power is calculated based on 1,073,981,155 Class A ordinary shares and 40,809,861 Class B ordinary ohares outstanding as of May 17, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

13D

1	NAMES OF REPORTING PERSONS

China Huarong International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
61,129,800

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
61,129,800

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,129,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.48% (1) of the total number of issued and outstanding shares and 4.12%(2) of the total voting power

14	TYPE OF REPORTING PERSON
OO, HC

(1)	The percentage of the class of securities is calculated based on the total number of 1,114,791,016 of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of May 17, 2021.

(2)	The percentage of the total voting power is calculated based on 1,073,981,155 Class A ordinary shares and 40,809,861 Class B ordinary shares outstanding as of May 17, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

13D

1	NAMES OF REPORTING PERSONS

China Huarong Asset Management Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
118,175,250

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
118,175,250

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
118,175,250(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.60% (1) of the total number of issued and outstanding shares and 7.97%(2) of the total voting power

14	TYPE OF REPORTING PERSON
OO, HC

(1)	The percentage of the class of securities is calculated based on the total number of 1,114,791,016 of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of May 17, 2021.

(2)	The percentage of the total voting power is calculated based on 1,073,981,155 Class A ordinary shares and 40,809,861 Class B ordinary shares outstanding as of May 17, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

(3)	The aggregate number of Ordinary Shares includes (i) 61,129,800 Class A ordinary shares beneficially owned by Huangpu Investment Holding Limited and (ii) 57,045,450 Class A ordinary shares beneficially owned by Cathay Rong IV Limited as reported on the Schedule 13D filed by Cathay Rong IV Limited, among others, on December 26, 2018.

13D	Page 4 of 8

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Statement") relates to Class A ordinary shares, par value US$0.0001 per share  (the "Class A Ordinary Shares"), of Uxin Limited, a company incorporated in the Cayman Islands (the "Issuer"), Three Class A Ordinary Shares of the Issuer are represented by Class A one American depository share (the "ADS").

Item 2.	Identity and Background

This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

•	Huangpu Investment Holding Limited (“Huangpu Investment”),

•	China Huarong International Holdings Limited (“China Huarong International”), and

•	China Huarong Asset Management Co., Ltd. (“China Huarong AM”).

Huangpu Investment’s business focus is financial services, asset management and investment, with the principle business address at 19F West, China Huarong Tower, No.60 Gloucester Road, Wan Chai, Hong Kong. Huangpu Investment is a wholly-owned subsidiary of China Huarong International Holdings Limited.

China Huarong International’s business focus is financial services, asset management and investment, with the principle business address at at 19F West, China Huarong Tower, No.60 Gloucester Road, Wan Chai, Hong Kong. China Huarong International is a subsidiary of China Huarong AM, which owns 84.84% of equity interest in China Huarong International.

China Huarong AM’s business is focused is distressed asset management, financial services, and investment, with the principle business address at No. 8 Financial Street, Xicheng District, Beijing, the People’s Republic of China. China Huarong AM is publicly listed on the Hong Kong Stock Exchange (HK.2799).

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Kingkey New Era Auto Industry Global Limited (“Kingkey Global”), a British Virgin Islands company, entered into a facility agreement with China Minsheng Banking Corp. Ltd. Hong Kong Branch and Huangpu Investment (collectively, the “Lenders”) on December 19, 2017, which was subsequently amended on February 1, 2019 (the “Facility Agreement”). Pursuant to the Facility Agreement, the Lenders granted a loan in a maximum principal amount of US$150 million to Kingkey Global. In connection with the Facility Agreement, Kingkey Global pledged 61,129,800 Class A Ordinary Shares (the “Kingkey Global Pledged Shares”) pursuant to a share charge in favor of the Lenders (the “Share Charge”).

On March 15, 2021, Huangpu Investment issued a notice declaring that an event of default as defined under the Facility Agreement has occurred and an acceleration letter demanding immediate payment of the outstanding sum owed to Huangpu Investment and declaring its intention to enforce its security interests in the Share Charge. As a result, Kingkey Global transferred the Kingkey Global Pledged Shares to Huangpu Investment on May 28, 2021, after which Kingkey Global was released from its obligations under the Facility Agreement and the Share Charge to the Lenders.

13D	Page 5 of 8

Item 4.	Purpose of Transaction

The Reporting Persons may hold or dispose of the Kingkey Global Pledged Shares at their discretion, including on the public market, as repayment of the outstanding loan amount and satisfaction of other obligations under the Facility Agreement. Except as disclosed in this Statement, and in connection with the Agreement referenced above, none of the Reporting Persons has any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Statement, the Reporting Persons have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Persons intend to review their investment on a regular basis and, may determine at any time or from time to time, either alone or as part of a group:

•	to acquire additional securities of the Issuer through open market purchases, privately negotiated transactions, or otherwise,

•	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, privately negotiated transactions, or otherwise, or

•	to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything in this Statement to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein.  In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Statement are incorporated herein by reference.

Huangpu Investment and China Huarong International may be deemed to beneficially own the 61,129,800 Class A Ordinary Shares, representing approximately 5.48% of the total outstanding Ordinary Shares of the Issuer and 4.12% of the total voting power.

China Huarong AM may be deemed to beneficially own an aggregate of 118,175,250 Class A Ordinary Shares, which included (i) 61,129,800 Class A Ordinary Shares beneficially owned by Huangpu Investment and (ii) 57,045,450 Class A Ordinary Shares beneficially owned by Cathay Rong IV Limited as reported on the Schedule 13D filed by Cathay Rong IV Limited, among others, on December 26, 2018. China Huarong AM may be deemed to beneficially own approximately 10.60% of the total outstanding Ordinary Shares of the Issuer and 7.97% of the total voting power.

The percentages above are calculated based on the total number of 1,114,791,016 of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of May 17, 2021, which included 1,073,981,155 Class A Ordinary Shares and 40,809,861 Class B Ordinary Shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons has effected any transactions in Class A Ordinary Shares.

(d)

No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

13D	Page 6 of 8

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6.  The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

13D	Page 7 of 8

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement

13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2021

Huangpu Investment Holding Limited

By:	/s/ Hu Di Qiao
Name:	HU Di Qiao
Title:	Director

China Huarong International Holdings Limited

By:	/s/ Zhu Wei Qiang
Name:	ZHU Wei Qiang
Title:	Director

China Huarong Asset Management Co., Ltd.

By:	/s/ Xu Yong Li
Name:	XU Yong Li
Title:	Vice President